UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 20, 2022

CWS Investments, Inc.

(exact name of issuer as specified in its charter)

Virginia

(state of incorporation)

EIN - 880822121

5242 Port Royal Rd #1785

North Springfield, VA 22151

703-988-2054

Class A Preferred Stock

Item 4. Changes in Issuer’s Certifying Accountant.

(b) New Independent Auditor

On December 20, 2022, CWS Investments, Inc. engaged Grant Thornton LLP (“GT”) as its new independent accounting firm to audit the Company’s financial statements. CWS Investments, Inc.’s engagement of GT is not related to any matter that was the subject of any disagreement with Tesseract Advisory Group, its prior auditor.

CWS Investments, Inc. has provided Tesseract Advisory Group with a copy of this Current Report on Form 1-U and requested that it provide CWS Investments, Inc. with a letter addressed to the Securities and Exchange Commission indicating whether Tesseract Advisory Group agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Tesseract Advisory Group’s letter, dated January 6, 2023, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

Item 9. Other Events.

Updated related to Minimum Purchase Requirements.

We are hereby updating the following sections of our Offering Statement to modify the minimum purchase requirements for sales of our Class A Preferred Stock. Effective as of February 1, 2023, the minimum purchase requirements to purchase Class A Preferred Stock in CWS Investments, Inc. shall be increased $500 to $2,500.

The following sections of the Offering Statement, dated July 13, 2022, are amended as follows:

Introduction:

CWS Investments, Inc. (the “Company”) is offering a combined maximum amount of $75,000,0001 of a single class of Series A Redeemable Preferred Membership Units in the Company (“Preferred Stock” or “Shares”) at an offering price of $10.00 per share. The Company’s sole shareholder is not selling any shares of common stock in this Offering. The minimum permitted purchase is $2,500 for Class A Preferred Stock (“Stock” or “Shares”). The Company is also offering up to 525,000 Bonus Shares that will be issued at no cost to investors.2 Further, information on the securities being offered can be found on page 32. The Company expects to begin selling the Shares on or about June 1, 2022, but in no event prior to the qualification of this Offering by the SEC. Investors will be required to hold their Interest for four (4) years from the date of the Management’s receipt and deposit of the invested funds (the “Lockup Period”). Early redemption requests for reasons of financial hardship or emergency during the Lockup Period may be considered on a case by case basis subject to a penalty against the amount invested, as well as the loss of Bonus Shares, as further described on page 30, Description of Securities – Limited Right of Liquidity.

Series A Redeemable Preferred Membership Units

The Series A Redeemable Preferred Membership Units in the Company will be offered to prospective investors. Each share of Redeemable Preferred Stock will have an initial stated value of $10 per share (the “Stated Value”), subject to appropriate adjustment upon certain events such as recapitalizations, stock dividends, stock splits, stock combinations, and reclassifications, as set forth in the Certificate of Designation for the Redeemable Preferred Stock. The Shares will be offered and sold publicly at a price of $10 per share. The minimum investment amount of Series A Redeemable Preferred Stock is $2,500. The Shares will not be certificated. The Shares rank senior to any issued or unissued common stock or membership units of the Company with respect to payment of dividends and distribution of amounts upon our liquidation, dissolution or winding up. Holders of our Series A Redeemable Preferred Stock will have no voting rights.

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SUMMARY OF THE OFFERING

Issuer	CWS Investments, Inc.

Securities Offered	We are offering up to 7,500,000 shares of Class A Preferred Stock and up to 525,000 Bonus shares of Class A Preferred Stock. There is no requirement that any number of any class of Stock be sold. We are not offering Common Stock. The Stock being offered will have no voting rights.

Preferred Dividend Return	Class A - We will issue dividends up to 8% to be paid monthly. The minimum investment amount is $2,500. Shareholders will be required to hold their shares for a minimum of four (4) years, subject to redemption provisions set forth on page 33.

Offering Price	$10 per Share.

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The shares will be sold at a public offering price of $10 per share. The minimum initial investment is $2,500 for Class A Preferred Stock. Any additional purchases must be in increments of $10. Class A Members will be required to hold their investment for a minimum of forty-eight (48) months.

EXHIBITS

9.1	Tesseract Advisory Group

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments, Inc.

By:	/s/ Christopher W. Seveney
	Name:	Christopher W. Seveney
	Title:	Chief Executive Officer
	Date:	December 22, 2022

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 13, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 13, 2022 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.